UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2009

Votorantim Celulose e Papel S.A.

Votorantim Pulp and Paper Inc.

(Translation of Registrant’s name into English)

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

3Q09 Results

3Q09 Results

The Três Lagoas mill reaching its full capacity helped the company to post a record production level of 1.4 million tons of pulp, 30% higher than that of the 3Q08.

Leading Indicators

			3Q08				9M08		LTM
	3Q09	2Q09*	pro forma	QoQ	YoY	9M09	pro forma	Change	pro forma
Pulp Production (' 1000 t)	1.428	1.334	1.099	7%	30%	3.790	3.343	13%	4.821
Pulp Sales ('1000 t)	1.276	1.349	946	-5%	35%	3.788	3.085	23%	4.821
Paper Production ('1000 t)	93	94	95	-1%	-2%	281	279	1%	379
Paper Sales ('1000 t)	110	104	122	6%	-10%	307	324	-5%	430

Net Revenue (R$ millions)	1.402	1.471	1.407	-5%	0%	4.302	4.360	-1%	6.173
Adjusted EBITDA (R$ millions)	426	389	498	9%	-14%	1.194	1.651	-28%	1.792
EBITDA margin (%)	30%	26%	35%	15%	-14%	28%	38%	-27%	29%
Net Financial Result (1)	571	1.368	(3.143)	-58%	-118%	1.837	(2.774)	-166%	(2.671)
Income before minority interest(R$ millions)	385	943	(2.042)	-59%	-119%	1.328	(1.421)	-193%	(2.251)
Minority Interest(R$ millions)	(204)	(410)	1.456	-50%	-114%	(620)	1.079	-157%	1.991
Net Income (Loss) (R$ millions)	181	533	(586)	-66%	-131%	708	(342)	-307%	(260)

Gross Debt (R$ millions)	15.678	16.286	7.809	-4%	101%	15.678	7.809	101%	15.678
Cash Position (R$ millions)	2.594	2.861	1.898	-9%	37%	2.594	1.898	37%	2.594
Net Debt(R$ millions)	13.084	13.425	5.911	-3%	121%	13.084	5.911	121%	13.084
*LTM : Last Twelve Months

Highlights:

•
PPPC(2) figures show that market pulp sales up to the end of September were stable compared to the same period of 2008, due to the continued upturn in demand. Eucalyptus pulp sales were up by 17%, to 10.6 million tons, with 2.8 million tons exported to China.

•	Record pulp production reached 1.4 million tons, a 7% quarter-on-quarter increase and 30% year-on-year, due to the additional volume from Três Lagoas.
•	1.3 million tons in pulp sales, 5% lower than in the 2Q09, as a result the alignment of VCP’s and Aracruz’s practices, which will be fully implemented as from the 4Q09.
•
Paper sales were up by 6% quarter-on-quarter, despite the appreciation of the real against the dollar and the consequent supply of foreign products. On a year-on-year comparison, paper sales volume was down by 10%.

•	Production cash cost was R$433/ton, benefited by lower costs at Veracel and Três Lagoas. Excluding the effects of maintenance downtime, cost was R$403/ton (2Q09 without stoppages: R$422/ton).
•	Adjusted EBITDA(3) of R$426 million, with a 30% margin, 4 p.p. higher than in 2Q09. EBITDA/t was 15% higher QoQ, to R$307/t.
•	Net income reached R$181 million, or R$0.46/share.
•	Net Debt / EBITDA ratio of 7.2x in 3Q09, in line with 2Q09 figures.

Subsequent Events:

•	The sale of the Guaíba Unit and a long-term bond issue marked the beginning of the liability management strategy.
•	Fibria Shareholders’ Agreement signed between Votorantim Industrial and the BNDES on Oct. 29th.
•	Listing in the “Novo Mercado” Corporate Governance level to be completed by year end.

(1)  Includes the results of financial investments, monetary and exchange variations, mark-to-market of derivative instruments and interest calculation;
(2)  Pulp and Paper Products Council (3) adjusted for non-recurring items and without impact on cash;

Market capitalization at 30/09:

R$11.34  billion
US$6.40  billion

VCPA3: R$29.07
VCP: US$16.41

Outstanding shares:
390,164,352

Conference Call

Date: 11/16/2009

12h00 a.m. English

14h00 p.m. Portuguese

Replay: 11/16/09 to 11/23/09

+55  11 2188 0188
Code: Fibria

Webcast: www.fibria.com.br/ri

IR Contacts:

Marcos Grodetzky
Treasury & IR Director
André Gonçalves
IR Manager

Anna Laura L. Rondon
Lívia L. Baptista

+55  11 3301 4131
ir@fibria.com.br

The operational and financial information of VOTORANTIM CELULOSE E PAPEL S.A. for the third quarter of 2009 (3Q09) is disclosed in the press release in consolidated format and expressed in Brazilian reais (R$), in accordance with the requirements of the Brazilian Corporate Law, and include the full consolidation of Aracruz’s results. In order to provide better understanding and allowing a comparison to be made with the 2Q09 and 3Q08 figures, the pro-forma figures for VCP and Aracruz are also presented. To this end, the results of VCP’s stake in Ahlstrom VCP Indústria de Papéis S.A. ("JV"), up to the moment immediately prior to the sale of VCP’s stake, in August 2008, and Ripasa S.A. Celulose e Papel’s (50%), up to the establishment of the consortium, are recognized according to the equity accounting method, while the results of Veracel Celulose S.A. shown in the press release, unlike previous years, reflect the proportional consolidation (50%), thereby eliminating the effects of all inter-company transactions. For a better comparison and understanding of historic growth of results, balance sheets, cash flows, Ebitda and other operating data, as well as sales volume, we present the pro forma 3Q08 or 9M08 consolidated information.

3Q09 Results

Contents

Executive Summary	04

Pulp Market	06

Paper Market	08

Pulp & Paper - Production and Sales	09

Results Analysis	10

EBITDA Analysis	12

CAPEX	13

Net Income	13

Net Financial Result and Debt	14

Liability Management	17

Capital Markets	17

Appendix I	20

Appendix II	21

Appendix III	22

Appendix IV	23

Appendix V	24

3Q09 Results
Executive Summary

Recent data indicate that the upturn already noted in the emerging economies has extended to other areas, notably the USA, Japan and the Eurozone. Meanwhile, the market pulp segment, which had seen an accumulated reduction of 5% up to June, grew by 10% in September, in a year-on-year comparison, thereby helping to stabilize demand for the period from January to September, in relation to the same period of 2008. – for further information, refer to the “Pulp & Paper Market” section.

Fibria’s consolidated pulp production attained 1,428,000 tons, respectively 7% and 30% higher quarter-on-quarter and year-on-year, due to increased production from the Três Lagoas Unit, despite the impact of maintenance downtime at Jacareí, Conpacel and Guaíba units. Pulp sales totaled 1,276,000 tons, 5% lower than in 2Q09, as a result of alignment of VCP’s and Aracruz’s practices, there being no further impacts on coming quarters. Asia is still Fibria’s main pulp sales destination, 36% of market share (2Q09: 37%; 3Q08: 16%). The company’s pulp inventories remain low, closing the 3Q09 at 45 days.

The successive increases in the US$pulp list prices during t3Q09, reflect: i) the continued appreciation of the producing countries’ currencies against the US dollar; and ii) the positive situation in the pulp market, as demonstrated by the low inventories level, at 25 days of supply worldwide. The price increases recently implemented have raised the European list price to US$700/ton. However, the higher value of the real in 3Q09 (average rate: +10%), led to a 1.2% drop in the net average price in reais.

The 3Q09 cash cost of production was R$433/ton, up 2% quarter-on-quarter, and 17% lower year-on-year. The increase over 2Q09 figures was mainly a result of maintenance downtime. The year-on-year drop is basically due to: (i) lower chemical and energy costs; (ii) the impact of Três Lagoas operations, which are now at full capacity, thereby lowering the consolidated cash cost; (iii) the low cash cost of production at Veracel; and (iv) the benefits deriving from operational efficiency gains and the cost reduction plan that has been introduced as from the 3Q08.

As a result, adjusted EBITDA was R$426 million, a 10% increase in relation to 2Q09, with the margin up from 26% to 30%. It is important to note that the main reason for the EBITDA margin increase in 3Q09 was the reduction of the Cost of Goods Sold (COGS), due to the improvements in operational efficiency and the greater share Três Lagoas’ production on the overall cash cost. Another result of Fibria’s increased profitability was EBITDA per ton, which was R$307/ton in 3Q09, up by 15% quarter-on-quarter. There was a decline of 19% in relation to 3Q08, or R$72 million, mainly due to lower average net price.

The net financial income of R$571 million was affected by the 10% appreciation of the real against the US dollar during the quarter, which generated a R$875 million exchange variation, since about 63% of Fibria’s gross debt is denominated in foreign currency. After eliminating the R$204 million impact of minority interest, mainly resulting from the consolidation of Aracruz, net income came to R$181 million, equivalent to R$0.46/share.

3Q09 Results

The company’s cash position on September 30th posted a balance of R$2,594 million, of which 87% was in local currency. Gross debt amounted to R$15,678 million, with an average term of 50 months. Of this total, 30% matures in the short term, compared to 38% at the end of the 2Q09.

An EGM held on November 5th, approved, among other things, the new company name (Fibria Celulose S.A.) and the alignment of the Company’s Bylaws to the listing regulations of the BM&F Bovespa “Novo Mercado” (New Market); it also authorized the management to perform all the actions necessary for the Company to be listed in the highest corporate governance level in Brazil. The listing in the New Market should be completed by the end of 2009.

Once Aracruz shares are incorporated, which will be completed on November 18th,2009, Fibria will be amogst the companies with the greatest weighting in the Bovespa index (Ibovespa), which will raise both the visibility of and demand for the company’s stock, particularly amongst investment funds that replicate the index portfolio.

The efforts to obtain the previously announced synergies of R$4.5 billion are proceeding well, focused on actions that can be rapidly implemented and have the greatest value to the company, notably the renegotiating of contracts with suppliers and the reduction of fixed costs.

The company’s debt management plan, which began with the sale of the Guaíba Unit and proceeded with a US$1 billion bond issue, is aimed at optimizing the capital structure and conciliating the current debt amortization schedule. Moreover, the company is working to fund approximately US$1.2 billion in export pre-payments, which will enable the Company to reduce the remaining debt from derivative operations to less than 20% of its original amount. These measures, along with cash generation, will provide Fibria with the ability to make its growth opportunities feasible, and at the same time to recover its investment grade rating.

In this context, the company is well positioned to maintain its outstanding leadership in the pulp market. It also relies on its product portfolio, most of them brownfield, that will enable the company to double its present production capacity. These projects will be made feasible as sson as the market is ready to absorb new capacity, always bearing in mind the importance of maintaining strict control of supply.

3Q09 Results

Pulp Market

There are signs that the international crisis is over and economic growth is getting back on track, thanks to sweeping government intervention to sustain demand and reduce the uncertainties, thus providing a favorable scenario for the pulp and paper industry.

Global demand for Printing and Writing papers (P&W) continued to recover in 3Q09. Having bottomed out in February, at 4.5 million tons, it bounced back to 5.3 million tons by the end of September. P&W shipments in Europe increased from 85% of capacity, in July, to 91% in September. In China, as shown on the chart below, Paper and Board production continues to be strong, at over 850,000 tons/month. The Tissue segment also continues to perform well in the global markets, and production is expected to grow by 3.9% in 2010.

 According to World-20 figures, total accumulated chemical pulp demand for the nine months ended in September 2009 reached the same level as in the same period of 2008, with softwood decreasing by 4.4% (0.7 million tons) and hardwood increasing by about 4.9% (0.9 million tons).  By the end of September, the demand for Eucalyptus pulp increased by 17%, or 1.6 million tons, driven mainly by demand from China.

The commercial downtime that occurred in the first 9 months of the year, taking around 4.7 million tons off the market, and strong demand from China caused inventory levels to reduce substantially. The availability of market pulp in the distribution chain continues to be limited. By the end of September, world producers’ inventories were 18 days below the level in the same period of 2008, closing at 25 days of supply, which is the lowest level in more than 9 years. In Europe, the pulp in the hands of paper consumers represented 23 days of consumption at the end of September, also an extremely low level.

 3Q09 Results

It is also worth noting that the appreciation of the currencies in pulp producing countries in the Northern Hemisphere against the US dollar continues to shape the market. The combination of tight inventories and a weaker USD has led to the announcement of successive price increases, without impact on the final Euro price. For November, the list prices announced for BEKP (eucalyptus pulp) were $700/ton in Europe, $730/ton in North America and $660/ton in Asia.

We are optimistic about the short-term trend for market pulp. Little capacity is being added and the outlook is for pulp demand to remain steady, in the light of the positive world economic scenario.

 3Q09 Results

Paper Market

The domestic paper market is also showing signs that it is starting to recover from the effects of the international crisis. According to Bracelpa, the Brazilian paper market recovered slightly in September, with production up by 2.6% and domestic sales up by 2.7%, when compared to August. Even so, the levels are still below those of the same period of 2008.

Year-to-date figures for apparent consumption in the domestic paper market are also lower than those of 2008, except for the Cut Size segment, where there has been an increase of approximately 5% to the end of September/2009. The biggest decline was in the Carbonless segment, which was down by 27%, mainly due to technological replacement (the Electronic Invoice). In the first nine months of 2009, P&W, Coated and Thermal papers showed respective accumulated variations of -7%, -12% and -5%, respectively, as a result of the financial crisis earlier in the year, which has not yet been offset by the subsequent improved performance of 3Q09.

Inventory surpluses among the international paper manufacturers, together with the 10% appreciation of the real during the quarter helped to make imports more attractive. According to Bracelpa, paper imports in 3Q09 were up by 33% quarter-on-quarter, although the imports in the first nine months of this year are still down by 26% year-on-year.

For 4Q09, we expect that the traditional seasonal effects, together with increased consumer confidence, in the wake of the crisis, will help to keep up the demand for papers in the Fibria portfolio. This leads us to believe in a volume increase for 4Q09 versus 3Q09.

 3Q09 Results

Pulp & Paper – Production and Sales

Fibria’s pulp production reached 1.428 million tons, compared to 1.334 million in 2Q09 in 2Q09 and 1.099 million in 3Q08, driven mainly by the additional production from the Três Lagoas Unit. Note that, in September, 100% of the pulp production output at Três Lagoas was classified as extra-prime, thereby confirming the operational excellence of that unit.

Pulp sales in 3Q09 totaled 1.276 million tons, 5% lower than in 2Q09, due to the alignment between Fíbria and Aracruz practices, which postponed the billing of 112,000 tons of pulp from September to October. We emphasize that  this adjustment only impacted the analyzed quarter, there being no further  impacts on coming quarters. There was an increase of 35%, or 330,000 tons, in relation to 3Q08, due specifically to strong demand for eucalyptus pulp, principally by the Asian market. Excluding the 112,000-ton adjustment, sales  would have totaled 1.387 million tons, 3% higher than in 2Q09. Sales volume in the last twelve months amounts to 4.821 million tons.

Exports accounted for 89% of total pulp sales. Once again, most of the demand came from Asia, accounting for 36% of the total, while year-to-date sales to Asia represented 37% of the total.

Pulp inventories amounted to a total of 694,000 tons at the end of 3Q09, equivalent to 45 days of production, up 28% on the 543,000 tons (34 days) at the end of 2Q09 and down 2% when compared to the 710,000 tons (56 days) at the end of 3Q08. This increase is directly related to the volume of 112,000 tons whose billing was postponed to October, as described above.

In the domestic paper market, the apparent consumption in the segments where Fibria operates remained lower than in 2008, still reflecting the crisis. The 10% appreciation of the real against the US dollar during the quarter made imported products relatively more attractive, leading Fibria to make strategic adjustments to certain premiums, in order to protect its market share. In relation to 2Q09, the local market prices that were most affected were those of Coated papers (10%) and Specialty papers (3%), while paper sales volumes in the domestic market were up by 11%.

Analyzing the overall sales mix, Specialty papers maintained their 43% revenue share, the same as in the previous quarter and higher than the 41% in the third quarter of 2008, which also had a positive impact on the average paper price. The seasonal effect on sales also had a positive impact on the results, particularly in the uncoated (3% up in the mix), Specialty papers (6%) and Coated papers (13%) segments, spurred by the economic recovery and the sales campaign aimed at book publishers (for P&W paper).

 3Q09 Results

Volume (million tons)	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08%
Domestic Market Pulp	146	118	91	23,8%	60,8%	351	276	27%
Foreign Market Pulp	1.130	1.231	855	-8,2%	32,1%	3.438	2.809	22%
Total Pulp	1.276	1.349	946	-5,4%	34,9%	3.788	3.085	23%
Domestic Market Paper	102	92	110	10,6%	-7,5%	280	291	-4%
Foreign Market Paper	8	12	12	-31,9%	-32,8%	27	34	-20%
Total Paper	110	104	122	5,7%	-10,0%	307	324	-5%
Total	1.386	1.453	1.068	-4,6%	29,8%	4.096	3.409	20%

Net Income (R$ million)	3Q09	2Q09	3Q08	QoQ	YoY	9M09	9M08%
Domestic Market Pulp	100	87	97	14,8%	3,2%	270	290	-7%
Foreign Market Pulp	986	1.075	979	-8,3%	0,7%	3.120	3.178	-2%
Total Pulp	1.086	1.162	1.076	-6,5%	0,9%	3.390	3.468	-2%
Domestic Market Paper	286	273	302	4,9%	-5,1%	815	808	1%
Foreign Market Paper	16	24	20	-34,6%	-21,2%	56	55	1%
Total Paper	302	297	321	1,7%	-6,1%	871	863	1%
Total	1.388	1.458	1.397	5,7%	-10,0%	4.261	4.331	-2%
Income Asapir* + Portocel	14	13	10	14,8%	46,0%	41	29	44%
Total	1.402	1.471	1.407	-4,7%	-0,4%	4.302	4.360	-1%

*Asap was formed as part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel. Its corporate purpose is the production and marketing of forest wood and wood waste. Revenue from ASAP it is a sale of standing timber to third parties.

Results Analysis

Fibria’s net operating revenue totaled R$1,402 million, R$69 million less than in 2Q09 and in line with the R$1,407 million in 3Q08. If the 112,000 tons mentioned previously had been recorded in 3Q09, total net revenue would have increased 7% to R$1,505 million.

Net paper operating revenue came to R$302 million, a 2% quarter-on-quarter increase but a 6% year-on-year decrease.

Net pulp operating revenue came to R$1,086 million, compared to R$1,162 million in the previous quarter. The 7% decline is due to the 5% drop in sales volume resulting from the alignment of VCP and Aracruz accounting practices, as well as the lower average net price in reals, since the real’s appreciation against the U.S. dollar (average exchange rate) was greater than the increase in the average net dollar price. The figure was stable year-on-year since the larger sales volume (+35%) was offset by the 33% decrease in the dollar price, even despite the dollar’s 12% appreciation against the real (average exchange rate) during the period.

  3Q09 Results

The R$1,164 million cost of goods sold (COGS) was 9% lower than in 2Q09, mainly due to the impact of inventory turnover on COGS, the lower sales volume and the effect of the product mix resulting from the greater share of Três Lagoas pulp production. Três Lagoas was responsible for 22% of total pulp production in the quarter with 285,000 tonnes, compared to 148,000 tonnes or 11% in the previous quarter. COGS was up 14% year-on-year, mainly due to the 35% increase in sales volume.

The consolidated cash production cost came to R$433/tonne, which was R$7/tonne more than that of 2Q09, mainly due to maintenance downtime at the Jacareí, Conpacel and Guaíba mills. Excluding the effect of downtime, the cash cost came to R$403/t, while the cost without stoppages in 2Q09 was R$422/t. The changes in the cash production cost and explanations for the principal changes in the quarter and year are shown in the figures below.

Production Cash Cost	R$/t
2Q09	426
Dilution of fixed costs - maintainance stoppage	12
Cost of raw materials - wood	11
Exchange rate impact	(3)
Cost of raw material - lower cost of chemicals	(12)
Others	(1)
3Q09	433

Production Cash Cost	R$/t
3Q08	521
Efeito Cambial	5
Cost of raw materials - wood	(6)
Dilution of fixed costs	(17)
Cost of raw materials - lower cost of chemicals and reduction of specific consumption	(39)
Others - Três Lagoas	(31)
3Q09	433

  3Q09 Results

EBITDA Analysis

Adjusted EBITDA for 3Q09 came to R$426 million with a margin of 30%, compared to R$389 million with a 26% margin in 2Q09, mainly due to the lower COGS (R$125 million), which in turn was affected by:

(i) Inventory turnover (R$71 million);

(ii) 5% year-on-year decrease in the sales volume (R$22 million);

(iii) 93% year-on-year increase in the volume of Três Lagoas pulp sold (2Q09: 148,000 tonnes; 3Q09: 285,000 tonnes) that reduced weighted COGS (R$19 million);

EBITDA per tonne sold (EBITDA/tonne) was R$307, a 15% increase over the 2Q09 figure showing that, despite the negative exchange rate effect, the company’s operational excellence and the growth of operations with more modern, efficient plants have increased Fibria’s profitability.

The non-recurring/non-cash expenses shown in the figure above chiefly derive from provisions that include income tax and ICMS credits as part of the process of standardizing Aracruz and VCP accounting practices.

  3Q09 Results

CAPEX

CAPEX (R$ million)	3Q09	2Q09

Expansion	111	230
HSSE	7	7
Forests	84	96
. Espírito Santo	21	20
. São Paulo	16	18
. Rio Grande do Sul	17	25
. Três Lagoas (MS)	30	33
Maintenance, IT, R&D, Modernization	36	21
Subtotal	238	354
50% Conpacel	15	13
50% Veracel	16	20
TOTAL Fibria	269	387

CAPEX in 3Q09 totaled R$269 million. The 30% decrease in comparison to 2Q09 reflects the reduced investments stemming from the conclusion of the Horizonte Project (Três Lagoas Unit), in addition to Fibria’s discipline and focus on maintenance CAPEX.

Net Income

The chart below presents the main factors that influenced net income between the second and the third quarters of 2009.

(*) The sum of Depreciation, Amortization and Depletion

3Q09 Results

Net Financial Result and Debt

Total financial income in 3Q09 came to R$974 million, mainly as a result of the real’s 10% appreciation against the US dollar in the period, which benefited our dollar-denominated debt. Financial income derived from the exchange variation on that debt amounted to approximately R$875 million. The R$47 million earned on financial investments and R$52 million change on the mark-to-market  financial derivatives also contributed to this result.

Financial expenses totaled R$403 million, the principal components of which were the R$178 million for servicing the debt balance and R$148 million from exchange variation on the conversion of the foreign asset balances, in accordance with accounting rule CPC 02.

All totaled, net financial income was positive R$571 million.

The balance of Fibria’s total gross debt on September 30, 2009 was R$15,678 million, comprised of obligations to financial institutions in the amount of R$12,109 million, accounts payable for the acquisition of Aracruz from its former shareholders amounting to R$3,437 million, and to the related public tender offering in the amount of R$132 million. Of that total debt, 63% was indexed to foreign currency and 37% to domestic currency. Of the foreign currency total, R$4,868 million relates to derivatives debt, of which R$1,044 million refers to export pre-payment migrated to this facility signed in May, 2009.  The company currently pays interest of 3.82% p.a. on this debt.

During 3Q09, the company paid approximately R$700 million in amortization of principal and service on its debt. At the same time, it raised new funds and renegotiated loan terms for a total of R$842 million, of which R$302 (€125) million represents a new 8.5 year debt at a cost pegged to the 6 month Libor + 3.325% p.a. contracted with an export credit agency.

3Q09 Results

Fibria’s cash position on September 30, 2009 was R$2,594 million. Of this sum, 88% is invested in domestic currency and 12% in foreign currency. As a result, the net debt was R$ 13,084 million, 3% lower than in the 2Q09.

The table below shows the flow of debt amortization with banks and families.

	2009	2010	2011	2012	2013	2014	2015 to 2020	Total
Financial Institutions	803	2,184	1,344	1,366	1,488	1,629	3,295	12,109
Families (Present Value)	0	2,087	1,482	0	0	0	0	3,569
Gross Debt								15,678

Gross Debt	3Q09	2Q09	3Q08
Total Gross Debt	15.678	16.286	7.809
Gross Debt R$	5.712	7.045	1.441
Gross Debt USD	9.967	9.241	6.368
Average maturity (months)	50	47	47
% short-term portion	30%	38%	37%
Total Cash	2.594	2.861	1.898
Cash and ST investments	2.594	2.861	1.898
Net Debt*	13.084	13.425	5.911

* The 2Q09 and 3Q08 balances are pro-forma and do not include derivative adjustments, nor securities held to maturity or held for trading and recorded under long-term assets.

  3Q09 Results

The current cost of debt in domestic currency was 9.48% p.a. (if considered the debt with the Families it would be 3.15% p.a.). The cost of debt in foreign currency was 4.40% p.a.

Derivatives

Derivative instruments are used by the company to manage risks and protect its short-term cash flow. Fibria’s Financial Policy allows the company to use financial derivatives to hedge dollar-denominated debt and operational cash flow — cash generation in foreign currency net of costs and expenses in the same currency — and to protect the pulp price. It should be emphasized that Fibria’s derivative contracts do not stipulate margin calls and cash adjustments are only recognized upon the contract’s maturity.

On September 30, 2009, Fibria’s mark-to-market financial derivatives were  negative R$17 million, compared to negative R$69 million in 2Q09. This positive difference of R$52 million was the result of R$33 million in net cash disbursements and an R$85 million positive MTM adjustment with no cash impact. The table below shows the company’s current derivative contracts.

The table below shows the Fibria’s derivatives open position at the end of 3Q09.

R$ million		Nocional amount		Fair Value
Swap contracts	Last Maturity	3Q09	2Q09	3Q09	2Q09
Assets position
TJLP	apr-10	331	331	385	383
CDI	dec-13	85	85	85	100
Yen (Yen to US$)	jan-14	103	103	113	118
Dolar (CDI to US$)	apr-10	234	234	265	305
Interest: Libor (floating)	jul-14	880	722	31	29
Total: Assets position (a)		1633	1475	878	934
Liabilities position
Dolar (TJLP x US$)	apr-10	(331)	(331)	(335)	(369)
CDI	dec-13	(337)	(337)	(348)	(359)
Dolar (Yen to US$)	jan-14	(103)	(103)	(102)	(115)
Dolar (CDI to US$)	apr-10	(85)	(85)	(78)	(85)
Interest: Libor (fixed rate)	jul-14	(777)	(619)	(36)	(27)
Total: Liabilities position (b)		(1633)	(1475)	(899)	(955)
Net (a+b)		-	-	(21)	(21)
Derivatives
NDF	jan-11	(265)	22	8	(26)
Option	may-10	(278)	(384)	(5)	(21)
Total: Other Derivatives (c)		(543)	(362)	3	(47)
Net (a+b+c)		(543)	(362)	(17)	(69)

NDF and options are used to hedge flow, while swaps are fot debt hedging

 3Q09 Results

Liability Management

In the third quarter, Fibria launched its liability management plan in order to harmonize its debt maturity profile with its cash flow generation, optimizing its capital structure, resuming its growth strategy under favorable market conditions, and recovering its investment grade rating.

The sale of the Guaíba mill was the first stage of the plan and will yield US$1.430 billion, with US$1 billion expected on December 15th and US$430 million within 45 days after payment of the first installment. The company also raised funds abroad through a 10-year, US$1.0 billion bond issue paying interest of 9.25% p.a. semiannually. In addition to these two events, the plan also includes raising approximately US$1.2 billion by means of export pre-payment facilities backed by firm commitments from financial institutions, in two lines: US$750 million for 5 years with a 3-year grace period, and US$400 million for 7 years with a 5-year grace period.

The approximately US$3.6 billion to be raised under the plan will be used to pre-pay US$2.1 billion of derivative debt and to refinance part of the debt, most of which matures in 2010 and 2011. At the same time, the company negotiated the alignment of the terms of its derivative debt with those of its other contracts. This deal has already been approved by 100% of creditors and is being formalized. With this, a series of restrictive conditions that theretofore had been in the derivatives contract were eliminated.

Capital Markets

Corporate Restructuring

The stock-for-stock exchange at the swap ratio of  0.1347 VCP shares for each Aracruz share was approved at an Extraordinary General Meeting of the shareholders of both companies held on August 26, 2009.

As a result of Fibria’s incorporation of 100% of Aracruz’s stock, the last trading day of Aracruz-issued stock on BM&FBovespa will be November 17, 2009. If, because of this incorporation, any shareholder is left with a fraction of Fibria-issued shares, that shareholder will receive a whole share donated by Votorantim Industrial S.A. in substitution of said fraction.

Aracruz-issued Class “B” preferred shares held in custody that, on November 17, 2009 are linked to Aracruz’s American Depositary Receipts - ADRs, will migrate to Fibria-issued ordinary shares held in custody linked to Fibria’s ADRs. To operationalize the issue of ADRs, November 17, 2009 will be the last day that Aracruz ADRs will be traded on the New York Stock Exchange – NYSE. As of this date, Aracruz ADRs will no longer be issued or canceled.

3Q09 Results

Because VCP changed its name to Fibria, the last trading day of VCP ordinary shares on the BM&FBovespa under the ticker symbol VCPA3 will also be November 17, 2009. Therefore, beginning on November 18, 2009, only Fibria-issued ordinary shares will be traded under the corporate name Fibria and ticker symbol FIBR3.

The corporate name change of VCP to Fibria will also be processed on the NYSE. Thus, VCP ADRs, currently traded on the NYSE under the ticker symbol VCP, will be traded normally on the NYSE as of November 18, 2009 under the ticker symbol FBR.

The Shareholders’ Agreement between VID and the BNDES was signed on October 29, 2009 and duly filed with the Brazilian Securities Commission (CVM), and will be valid for 5 years.

Stock Performance

As of August 12, 2009, trading of VCP shares on the Bovespa was limited to VCPA3 common shares, as decided at an EGM held on May 30, 2009. At the same time, the company’s ADRs traded on the NYSE became linked to its common shares.

The EGM held on November 5, 2009 approved the adaptation of the company’s bylaws to comply with Novo Mercado regulations and the management was authorized to take all necessary measures for migration to that trading segment. The company intends to join the Novo Mercado, Bovespa’s special trading segment for companies with high levels of corporate governance, by the end of 2009.

During 3Q09, the Bovespa Index (Ibovespa) increased 20%, whereas VCPA3 shares appreciated 38%. The average daily trading volume of VCPA3 shares was approximately 1.04 million on the Bovespa and 1.17 million on the NYSE. The average daily financial volume traded during 3Q09 was around US$33.0 million, split 54% on the NYSE (US$17.8 million) and 46% on the Bovespa (US$15.2 million/R$28.3 million, equivalent to about 0.66% of the total Ibovespa volume).

On the NYSE, the value of Fibria’s Level III ADRs increased 39% in 3Q09, against a 15% rise in the Dow Jones Index.

Ibovespa Share

Fibria’s common shares (VCPA3) account for 0.691% of the Ibovespa, a hypothetical portfolio for the period from September to December 2009, while Aracruz’s Class “B” preferred shares are still listed on the Ibovespa and account for 1.404%.

3Q09 Results

Once Aracruz’s stock has been incorporated, a process which should be complete by the end of November, Fibria will be close to the 10 companies with the largest shares of the Ibovespa, which will raise the profile of and demand for its stock, particularly among those investment funds that replicate the index.

 3Q09 Results

Appendix I – Turnover / Volume / Price

Net Operating Revenues Variation
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	3Q09	2Q09*	3Q09	2Q09*	3Q09	2Q09*	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	46,430	40,430	100,933	89,774	4,548	4,580	14.8	12.4	(0.7)
Coated	23,747	21,000	56,954	56,041	2,398	2,669	13.1	1.6	(10.1)
Special/Other	31,482	30,525	128,151	126,979	8,012	8,221	3.1	0.9	(2.5)
Total	101,659	91,955	286,038	272,794	2,814	2,967	10.6	4.9	(5.2)
Export Market
Uncoated	7,081	11,494	12,907	22,681	3,397	3,647	(38.4)	(43.1)	(6.8)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	981	335	2,693	1,172	2,745	3,498	192.7	129.8	(21.5)
Total	8,062	11,829	15,600	23,853	1,935	2,016	(31.9)	(34.6)	(4.0)
Total Paper	109,720	103,784	301,638	296,648	2,749	2,858	5.7	1.7	(3.8)
Pulp
Domestic Sales	146,312	118,155	99,628	86,788	681	735	23.8	14.8	(7.3)
Export Market	1,129,526	1,230,576	986,364	1,075,061	873	874	(8.2)	(8.3)	(0.0)
Total	1,275,837	1,348,731	1,085,992	1,161,849	851	861	(5.4)	(6.5)	(1.2)
Total Domestic Sales	247,970	210,110	385,666	359,582	1,555	1,711	18.0	7.3	(9.1)
Total Export Market	1,137,587	1,242,406	1,001,964	1,098,915	881	885	(8.4)	(8.8)	(0.4)
TOTAL	1,385,558	1,452,516	1,387,630	1,458,497	1,001	1,004	(4.6)	(4.9)	(0.3)

Net Operating Revenues Variation
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
		3Q08 pro		3Q08 pro		3Q08 pro
	3Q09	forma	3Q09	forma	3Q09	forma	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	46,430	47,874	100,933	103,088	4,548	4,498	(3.0)	(2.1)	1.1
Coated	23,747	28,151	56,954	66,574	2,398	2,365	(15.6)	(14.5)	1.4
Special/Other	31,482	33,879	128,151	131,881	8,012	7,527	(7.1)	(2.8)	6.4
Total	101,659	109,904	286,038	301,543	2,814	2,744	(7.5)	(5.1)	2.6
Export Market
Uncoated	7,081	11,340	12,907	18,756	3,397	3,415	(37.6)	(31.2)	(0.5)
Coated	-	515	-	748	-	1,452	-	-	-
Special/Other	981	138	2,693	302	2,745	2,192	613.1	793.0	25.2
Total	8,062	11,993	15,600	19,806	1,935	1,651	(32.8)	(21.2)	17.2
Total Paper	109,720	121,897	301,638	321,349	2,749	2,636	(10.0)	(6.1)	4.3
Pulp
Domestic Sales	146,312	90,964	99,628	96,566	681	1,062	60.8	3.2	(35.9)
Export Market	1,129,526	854,946	986,364	979,244	873	1,145	32.1	0.7	(23.8)
Total	1,275,837	945,910	1,085,992	1,075,810	851	1,137	34.9	0.9	(25.2)
Total Domestic Sales	247,970	200,868	385,666	398,109	1,555	1,982	23.4	(3.1)	(21.5)
Total Export Market	1,137,587	866,939	1,001,964	999,050	881	1,152	31.2	0.3	(23.6)
TOTAL	1,385,558	1,067,807	1,387,630	1,397,159	1,001	1,308	29.8	(0.7)	(23.5)

Net Operating Revenues Variation accumulated 09/30/2009 X 09/30/2008
	LEGISLAÇÃO SOCIETÁRIA - BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
		Jan-Sep/08		Jan-Sep/08		Jan-Sep/08
	Jan-Sep/09	pro forma	Jan-Sep/09	pro forma	Jan-Sep/09	pro forma	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	126,978	125,711	281,056	271,290	4,578	4,467	1.0	3.6	2.5
Coated	65,907	71,935	169,550	169,052	2,573	2,350	(8.4)	0.3	9.5
Special/Other	87,380	92,943	364,376	367,697	8,149	7,606	(6.0)	(0.9)	7.1
Total	280,265	290,589	814,982	808,039	2,908	2,781	(3.6)	0.9	4.6
Export Market
Uncoated	25,162	30,798	50,234	50,654	3,733	3,482	(18.3)	(0.8)	7.2
Coated	-	2,609	-	3,882	-	1,488	-	-	-
Special/Other	1,824	344	5,707	798	3,129	2,323	430.9	615.0	34.7
Total	26,986	33,751	55,941	55,334	2,073	1,639	(20.0)	1.1	26.4
Total Paper	307,251	324,340	870,923	863,373	2,835	2,662	(5.3)	0.9	6.5
Pulp
Domestic Sales	350,908	275,531	269,595	289,721	768	1,052	27.4	(6.9)	(26.9)
Export Market	3,437,510	2,808,981	3,119,996	3,178,054	908	1,131	22.4	(1.8)	(19.8)
Total	3,788,418	3,084,512	3,389,591	3,467,775	895	1,124	22.8	(2.3)	(20.4)
Total Domestic Sales	631,172	566,120	1,084,577	1,097,761	1,718	1,939	11.5	(1.2)	(11.4)
Total Export Market	3,464,496	2,842,732	3,175,937	3,233,388	917	1,137	21.9	(1.8)	(19.4)
TOTAL	4,095,668	3,408,851	4,260,514	4,331,148	1,040	1,271	20.1	(1.6)	(18.1)

3Q09 Results

Appendix II – Income Statements

INCOME STATEMENT
								R$ million
	3Q09		2Q09*		3Q08 pro forma		QoQ %
	R$	AV%	R$	AV%	R$	AV%	3Q09/2Q09	3Q09/3Q08
Net Revenue	1,402	100%	1,471	100%	1,407	100%	-5%	0%
Domestic Sales	347	25%	317	22%	324	23%	10%	7%
Export Sales	1,055	75%	1,154	78%	1,083	77%	-9%	-3%
Cost of sales	(1,164)	-83%	(1,283)	-87%	(1,019)	-72%	-9%	14%
Operating Profit	238	17%	188	13%	388	28%	27%	-39%
Selling and marketing	(78)	-6%	(79)	-5%	(63)	-4%	-2%	25%
General and administrative	(73)	-5%	(63)	-4%	(72)	-5%	16%	1%
Financial Result	571	41%	1,368	93%	(3,143)	-223%	-58%	-118%
Equity	-	0%	-	0%	45	3%	0%	-100%
Other operating (expenses) income	(85)	-6%	(14)	-1%	(180)	-13%	507%	-53%
Operating Income	573	41%	1,400	95%	(3,025)	-215%	-59%	-119%
Income taxes expenses	(188)	-13%	(457)	-31%	983	70%	-59%	-119%
Income before Minority Interest	385	27%	943	64%	(2,042)	-144%	-59%	-119%
Minority Interest	(204)	-15%	(410)	-28%	1,456	104%	-50%	-114%
Net Income (Loss)	181	13%	533	36%	(586)	-41%	-66%	-131%
Depreciation, amortization and depletion	325	23%	319	22%	237	17%	2%	37%
EBITDA	327	23%	351	24%	310	22%	-7%	5%
Corporate Restructuring expenses	19	1%	22	1%	-	0%	-14%	100%
Amortization of Intangible Assets	7	0%	7	0%	-	0%	0%	100%
Goodwill amortization	-	0%	-		66	5%	0%	-100%
Fixed Assets disposals	13	1%	-		9	1%	100%	44%
Accruals for losses on ICMS credits	16	1%	3	0%	93	7%	433%	-83%
Accounting practices standardization	44	3%	-		-	0%	100%	100%
Building of inventories - Três Lagoas	-	0%	6	0%	-	0%	-100%	0%
Effect of Conpacel	-		-		20	1%	0%	-100%

EBITDA consolidated (inc. 50% Conpacel)	426	30%	389	26%	498	35%	9%	-14%
Nota : The Balance Sheet regarding September/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

INCOME STATEMENT
Fibria - Consolidated				R$ million
	Jan-Sep 2009		Jan-Sep 2008 pro forma
	R$	AV%	R$	AV%
Net Revenue	4,302	100%	4,360	100%
Domestic Sales	967	22%	842	19%
Export Sales	3,335	78%	3,518	81%
Cost of sales	(3,608)	-84%	(3,069)	-70%
Operating Profit	694	16%	1,291	30%
Selling and marketing	(233)	-5%	(188)	-4%
General and administrative	(200)	-5%	(191)	-4%
Financial Result	1,837	43%	(2,774)	-64%
Equity	(1)	0%	(1)	0%
Other operating (expenses) income	(87)	-2%	(359)	0%
Operating Income	2,010	47%	(2,222)	-51%
Income taxes expenses	(682)	-16%	801	18%
Income before Minority Interest	1,328	31%	(1,421)	-33%
Minority Interest	(620)	-14%	1,079	25%
Net Income (Loss)	708	16%	(342)	-8%
Depreciation, amortization and depletion	902	21%	665	15%
EBITDA	1,076	25%	1,218	28%
Corporate Restructuring expenses	44	1%	-	-
Amortization of Intangible Assets	14	0%	-	0%
Goodwill amortization	-	0%	201	5%
Fixed Assets disposals	(9)	0%	21	0%
Accruals for losses on ICMS credits	21	0%	133	3%
Accounting practices standardization	44	1%	-	0%
Others	(2)	0%	(2)	0%
Building of inventories - Três Lagoas	6	0%		0%
Effect of Conpacel			80	2%
	-
EBITDA consolidated (inc. 50% Conpacel)	1,194	28%	1,651	38%

3Q09 Results

Appendix III – Balance Sheet

Balance Sheet
			R$ million
			SEP/ 08 pro
	SEP/ 09	JUN/ 09*	forma
ASSETS
CURRENT ASSETS	6,761	5,404	4,607
Cash and cash equivalents	2,042	2,371	2,039
Securities	330	491	-
Held to maturity securities	94	47	-
Derivative instruments	57	29	-
Trade Accounts Receivable, net	684	732	739
Inventories	1,020	973	1,130
Recoverable taxes	407	450	505
Deferred income taxes	40	47	72
Assets available for sale	1,922	97
Others	165	167	122
NON-CURRENT ASSETS	1,677	1,902	1,463
Held to maturity securities	71	108	-
Financial investments	-	-	6
Deferred income taxes	912	1,071	741
Recoverable taxes	256	283	266
Judicial deposits and compulsory loans	32	23	21
Others	406	417	429
	20,297	21,959	15,799
Investments	17	21	49
Property, plant & equipment , net	15,039	16,848	14,927
Intangible assets	5,241	5,090	823
TOTAL ASSETS	28,735	29,265	21,869
LIABILITIES	SEP/ 09	JUN/ 09	SEP/ 08
CURRENT LIABILITIES	5,203	5,556	4,743
Short-term debt	2,628	2,614	1,899
Trade Accounts Payable	382	423	401
Payroll and related charges	129	113	123
Tax Liability	7	7	113
Taxes on Income	11	29	38
Derivative instruments	75	98	2,108
Dividends and Interest attributable to capital payable	1	1	9
Stock acquisition payable	1,816	2,204	-
Others	154	67	52
NON-CURRENT LIABILITIES	13,582	14,121	8,496
Long-term debt	9,405	9,954	5,909
Trade Accounts Payable	13	13	-
Accrued liabilities for legal proceedings	351	534	524
Deferred income taxes , net	240	204	141
Negative Goodwill VCP-MS	1,781	1,781	1,781
Stock acquisition payable	1,621	1,515	-
Others	171	121	141
Minority interest	1,106	924	3,490
SHAREHOLDERS' EQUITY	8,844	8,663	5,140
Issued Share Capital	7,057	7,057	3,052
Capital Reserve	3	3	3
Revaluation Reserve	11	11	13
Legal Reserve	248	248	248
Retained earnings	1,525	1,344	1,824
TOTAL LIABILITIES	28,735	29,264	21,869
Note: The Balance Sheet regarding september/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

3Q09 Results

Appendix IV – Cash Flow Statements

Cash Flow Statement			3Q08 pro
	3Q09	2Q09*	forma
			R$ million
NET INCOME	573	1,400	(3,025)
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	325	319	237
(+) Foreign exchange and unrealized (gains) losses, net	(692)	(1,568)	839
(+) Fair value of financial instruments	(16)	(167)	-
(+) Gain on swap contracts	-	-	2,143
(+) Equity	-	-	(45)
(+) Minority interest	1	(10)	(1)
(+) Gain on held to maturity securities	(3)	-	-
(+) Loss (gain) on disposal of Property, Plant and Equipment	(3)	(4)	31
(+) Debt present value adjustment - Aracruz shares	121	106	-
(+) Negative goodwill realization	-	-	(16)
(+) Goodwill amortization	-		66
(+) Assets amortization of business combination	23	21	-
(+) Accrued liabilities for legal proceedings and others	(158)	16	128
(+) Interest on loan accrual	72	69	53

Changes in operating assets:
Securities	9	306	-
Trade accounts receivable	(106)	1	112
Inventories	(110)	53	(203)
Taxes on income and other taxes	14	(15)	(80)
Credits from related parties	(2)	(3)	-
Advance to suppliers and others	(11)	25	(84)
Judicial deposits	(13)	(3)	(25)

Changes in operating liabilities:
Trade Accounts Payable	16	7	(72)
Taxes on income and other taxes	(9)	11	47
Payroll, profit sharing and related charges	26	25	36
Others	5	17	23
Contingences paid	21	(3)	(6)
Leasing	-	-	4

Net cash provided by operating activities
Interest paid on loans	(36)	(119)	(51)
Taxes on income and other taxes	(15)	(3)	(3)
			-
CASH FLOW FROM OPERATING ACTIVITIES	32	481	108
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(466)	(522)	(73)
Property, Plant and Equipment Acquisition	(269)	(357)	(873)
Advances for PPE acquisitions	(2)	(30)	-
Acquisition (disposal) of Intangible assets	14	(5)	(1)
Purchase of Held to Maturity Securities	-	(155)	-
Financial investments	81	(45)	-
Short-term investiments	-	-	(31)
Revenues on Property, Plant and Equipment Sales	(1)	22	-
Net effect of Ripasa / Drop down			44
Disposal of investments	-	-	67
Settlement of financial instruments	(33)	(56)	100
Credits receivable from swap contracts			7

CASH FLOW FROM INVESTING ACTIVITIES	(676)	(1,148)	(760)
Financing activities
Loans
Borrowings	774	619	1,081
Repayments	(426)	(649)	(279)
Subscription of capital in cash	-	632	-

CASH FLOW FROM FINANCING ACTIVITIES	348	602	802

Exchange variation effect on cash and cash equivalents	(33)	(54)	77
Net increase (decrease) in cash and cash equivalents	(329)	(119)	227
Cash and cash equivalent at beginning of period	2,371	2,490	1,812
Cash and cash equivalent at end of period	2,042	2,371	2,039
Note: The Balance Sheet regarding september/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

3Q09 Results

 Appendix V – Economic and Operational Data

Pulp sales distribution, by region	3Q09	2Q09	3Q08	3Q09 vs. 2Q09	3Q09 vs. 3Q08	LTM pro forma
Europe	30%	32%	37%	-10%	12%	31%
North America	21%	21%	38%	-2%	-24%	25%
Asia	36%	37%	16%	-9%	215%	34%
Brazil	11%	9%	10%	24%	61%	9%

Exchange Rate (R$ / US$)	3Q09	2Q09	1Q09	3Q08	2Q08	3Q09 vs. 2Q09	3Q09 vs. 3Q08	2Q09 vs. 1Q09	3Q08 vs. 2Q08
Closing	1,7781	1,9516	2,3152	1,9143	1,5919	-8,9%	-7,1%	-15,7%	20,3%
Average	1,8676	2,0728	2,3113	1,6687	1,6560	-9,9%	11,9%	-10,3%	0,8%

Pulp list price per region (US$/t)	Nov.08	Dec.08	Jan.09	Feb.09	Mar.09	Apr.09	May.09	Jun.09	Jul.09	Aug.09	Sep.09
North America	745	680	640	610	570	540	540	560	590	610	650
Europe	660	600	550	515	500	475	500	500	530	560	600
Asia*	550	430	500	470	450	450	460	490	520	540	580
Source: RISI

Financial Indicators	3Q09	2Q09*	1Q09 pro forma	4Q08 pro forma	3Q08 pro forma	2Q08 pro forma	1Q08 pro forma	4Q07 pro forma
Net Debt / Adjusted EBITDA (LTM)	7,2	7,2	7,8	5,5	3,5	2,3	1,8	1,7
Net debt / Total capital (gross debt + net equity)	0,6	0,7	0,7	0,6	0,5	0,4	0,4	0,4
Cash + EBITDA (LTM) / Short-term Debt	0,8	0,9	0,9	0,7	1,1	1,9	3,1	3,8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Votorantim Celulose e Papel S.A.

Date: November 16, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer